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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of: November, 2007
Commission File Number: 001-31583
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
Unit C, 17 Floor Edificio Comercial Rodrigues
599 da Avenida da,
Praia Grande, Macao
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐       No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

NEWS RELEASE

Investor Contact : John Farina Unit C, 17/F, Edificio Comercial Rodrigues, 599 da Avenida da Praia Grande, Macao, PRC TEL : (853) 2835 6333 / FAX : (853) 2835 6262	EMAIL: shareholder@namtai.com WEB: www.namtai.com
UPDATE REGARDING REORGANIZATION OF NAM TAI GROUP
Reorganization Proposals Involving Nam Tai’s Hong Kong-Listed Subsidiaries Revised in Efforts Both
to Accommodate Issues Raised by Independent Shareholders of Nam Tai Electronic & Electrical
Products Limited (“NTEEP”) and to Achieve a Clearer Delineation of the Businesses of
NTEEP and J.I.C. Technology Company Limited (“JIC”) Post Reorganization
Macao, PRC — November 28, 2007 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced an update regarding the proposed reorganization of the Nam Tai Group structure involving its Hong Kong Stock Exchange-listed subsidiaries, NTEEP and JIC, that the Company previously announced on October 8, 2007. In efforts to accommodate issues raised by independent shareholders of NTEEP and to achieve a clearer delineation of the businesses of NTEEP and JIC post-reorganization, the boards of directors of Nam Tai, NTEEP and JIC have approved amendments and supplements to the terms and conditions of the series of transactions involved in order to consummate the reorganization. Specifics concerning the changes to the proposals for the reorganization, the background of the revised reorganization proposals and information reflecting the Nam Tai Group on the bases of its pre-reorganization structure, its structure under the previously announced reorganization proposals and under the currently revised reorganization proposals are set forth in the attached announcements of Nam Tai, NTEEP and JIC that were published in Hong Kong in accordance with rules of the Hong Kong Stock Exchange on November 28, 2007.
The following table summarizes the ownership interests of Nam Tai in its group-subsidiaries before the reorganization and after the completion of the reorganization under the revised proposals announced on November 28, 2007.

	Percentage
	Shareholdings	Post Reorganization	Post Reorganization
	at 16 Nov. 2007	Effective Interest	Change
Nam Tai in NTEEP	73.18%	73.18%	0%
Nam Tai in J.I.C.	74.99%	74.99%	0%
Nam Tai in Zastron	100.00%	73.18%	-26.82%
“We believe that the reorganization of our group structure, if completed on the bases of the revised proposals, would achieve a balance in the interests of our shareholders and those shareholders of our Hong Kong subsidiaries holding public-float shares,” commented John Q. Farina, Nam Tai’s Chief Financial Officer. The reorganization of NTEEP and JIC under the revised proposal requires approval of a majority of the public-float shareholders of each subsidiary and extraordinary general meetings for each company to present the proposals for reorganization as revised to its respective shareholders are to be scheduled in December 2007. Nam Tai plans to announce the results thereafter.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC subassemblies and image sensors modules and PCBAs for headsets containing Bluetooth wireless technology. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.

Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited (“NTEEP”) and J.I.C. Technology Company Limited (“J.I.C.”). Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain the information. The stock codes of NTEEP and JIC in The Stock Exchange of Hong Kong are 2633 and 987, respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely upon reliance on such information.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
J.I.C. Technology Company Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 987)
Supplemental JIC Agreement
A Very Substantial Disposal,
A Major Transaction and Connected Transactions
Involving the sale of Jetup Interest
by J.I.C. Technology Company Limited to Nam Tai Electronics, Inc., and
the acquisition of Namtek Interests
by J.I.C. Technology Company Limited
from Nam Tai Electronic & Electrical Products Limited

Reference is made to the joint announcement made by JIC and NTEEP dated 8th October, 2007 in relation to the Reorganization.
Supplemental JIC Agreement
On 28th November, 2007, JIC and NTEI entered into the supplemental JIC agreement to amend and supplement certain terms and conditions of the original JIC Agreement as summarized below in this announcement.
Intention of the Enlarged JIC
Following the Reorganization, the key assets of the Enlarged JIC will be cash and Namtek. The Enlarged JIC will carry out its business through Namtek (including two wholly-owned subsidiaries), which is a solution provider mainly for digital dictionary software development in the Japanese electronics industry. The Enlarged JIC aims to look for investments in business engaged in software development and design services, and other investments such as properties and bonds.
The JIC Board expects that cash balance of approximately HK$300,000,000 (approximately US$38.5 million) will be used in investments or for ordinary share dividend payment to JIC Shareholders, or a combination or both on or before 30th June, 2008.

Reference is made to the joint announcement made by JIC and NTEEP dated 8th October, 2007 in relation to the Reorganization (“Announcement”). Terms used in this announcement shall have the same meaning as those defined in the Announcement unless the context requires otherwise.
Background to the Changes
In order to achieve a clearer delineation of business of JIC and NTEEP after the Reorganization, the JIC Board, the NTEEP Board and the board of NTEI have resolved to make changes to the original JIC Agreement so that JIC’s business will not involve any interests in electronic manufacturing services.
The table below summarizes the major changes to the terms of the original JIC Agreement:

	Original JIC Agreement	Supplemental JIC agreement
Transaction	NTEI will acquire 91% interests in Jetup from JIC	NTEI will acquire 100% interests in Jetup from JIC

Consideration	HK$347,408,314 (approximately US$44.5 million) by 193,004,619 NTEEP Shares at HK$1.8 (US$0.23) per NTEEP Share	Cash of HK$381,767,378 million (approximately US$48.9 million)
The supplemental JIC agreement has the following benefits over the original JIC Agreement:
•	the liquidity risk associated with the NTEEP Shares as consideration is eliminated;

•	financially, as NTEEP Shares have been trading within the range of HK$1.62 and HK$1.75 per share since the date of the Announcement, the replacement of NTEEP Shares with cash as consideration is equivalent to JIC placing NTEEP Shares at a price of HK$1.80 per share, a premium to the recent market price. This is in the interests of JIC as a placement of shares of a significant amount and percentage of total issued shares is normally conducted in Hong Kong market at a discount to the market price; and

•	strategically, the shareholding structure of the Enlarged JIC is clearer as it will mainly be engaged in non-electronic manufacturing services after the completion of supplemental JIC agreement.
Furthermore, as JIC does not receive NTEEP Shares as the consideration under the supplemental JIC agreement, the transaction no longer constitutes a Very Substantial Acquisition for JIC.
Supplemental JIC agreement
On 28th November, 2007, JIC and NTEI entered into the supplemental JIC agreement to amend and supplement certain terms and conditions of the original JIC Agreement. The revisions are as follows:
(i)	Date of the original JIC Agreement has been amended from “24th September, 2007 and 5th October, 2007” to “24th September, 2007, 5th October, 2007 and 28th November, 2007”;

(ii)	Jetup Interest has been amended from “91% of the registered capital of Jetup” to “100% of the registered capital of Jetup”; and
(iii)	Consideration has been amended from “HK$347,408,314 (approximately US$44.5 million) by 193,004,619 NTEEP Shares at HK$1.8 (approximately US$0.23) per NTEEP Share” to “HK$381,767,378 million (approximately US$48.9 million) in cash”.
Considering the benefits of the supplemental JIC agreement mentioned in page 2 of this announcement, the JIC Board (excluding the JIC Independent Board Committee, who reserves its judgement until taking advice from the JIC Independent Financial Adviser) is of the view that the terms of the supplemental JIC agreement are fair and reasonable and in the interests of the JIC shareholders and JIC as a whole.
Intention of the Enlarged JIC
Following the Reorganization, the key assets of the Enlarged JIC will be cash and Namtek. The Enlarged JIC will carry out its business mainly through Namtek (including two wholly-owned subsidiaries), which is a solution provider mainly for digital dictionary software development in the Japanese electronics industry. Please refer to the Announcement for more details of Namtek’s business.
Unaudited combined revenue of Namtek for the nine months ended 30th September, 2007 was HK$17.0 million (US$2.2 million). Unaudited combined net profit before and after tax of Namtek for the nine months ended 30th September, 2007 were HK$5.3 million (US$0.7 million) and HK$4.9 million (US$0.6 million). The unaudited combined net asset value of Namtek was HK$23.4 million (US$3.0 million) as at 30th September, 2007.
The Enlarged JIC aims to look for investments that will enable the acceleration of Namtek’s strategy. As Namtek plans to diversify its technology in car navigation and portable navigation engines (map matching, route planning and guidance), graphical user interface development, point of interest and map compression, authoring, GPS applied product and 3G sensor application product, potential investments in companies with technical expertise in these areas would be of strong interest. Also, design service company with enabling technical skills for these areas would also be opportunities. Additionally, other investments such as properties and bonds will be considered. The JIC Board will make appropriate disclosure from time to time pursuant to the applicable requirements of the Listing Rules.

The JIC Board expects that cash balance of approximately HK$300,000,000 (approximately US$38.5 million) will be used in investments or for ordinary share dividend payment to JIC Shareholders, or a combination or both on or before 30th June, 2008.
Ultimate Group Structure
Upon completion of the Reorganization under the supplemental JIC agreement, the group structure would be as follows :
As at the date of this announcement, the executive directors are Mr. Chui Kam Wai and Dr. Yeoh Teck Hooi, the non-executive directors are Mr. Koo Ming Kown and Mr. John Quinto Farina and the independent non-executive directors are Mr. Cham Yau Nam, Mr. Leung Wai Hung and Mr. Choi Man Chau, Michael.
By order of the board of directors of
J.I.C. TECHNOLOGY COMPANY LIMITED
Chui Kam Wai
Chairman
Hong Kong, 28th November, 2007

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
Nam Tai Electronic & Electrical Products Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 2633)
IMPROVEMENTS IN REORGANIZATION TERMS
Supplemental NTEEP Agreement
A Very Substantial Acquisition, A Discloseable Transaction and Connected Transactions
Involving the sale of Namtek Interests by
Nam Tai Electronic & Electrical Products Limited to
J.I.C. Technology Company Limited, and
the sale of the Zastron Interest and Jetup Interest
by Nam Tai Electronics, Inc. to
Nam Tai Electronic & Electrical Products Limited

Reference is made to the joint announcement made by JIC and NTEEP dated 8th October, 2007 in relation to the Reorganization.
Improvements in the Terms of the Reorganization
On 28th November, 2007, NTEEP and NTEI entered into the supplemental NTEEP agreement to amend and supplement certain terms and conditions of the original NTEEP Agreement as set out in this announcement, and are highlighted below:
1.	The NTEEP CB will be replaced by the 12-year NTEEP Loan, therefore eliminating dilution effect of the Reorganization on NTEEP Independent Shareholders.

2.	The intention to pay HK$300,000,000 dividends by Zastron to NTEI prior to the completion of the Reorganization will not be effected. Therefore, the HK$300,000,000 will remain with the Enlarged NTEEP, effectively lowering the consideration payable by NTEEP for an amount of HK$300,000,000.

Reference is made to the joint announcement made by JIC and NTEEP dated 8th October, 2007 in relation to the Reorganization (“Announcement”). Terms used in this announcement shall have the same meaning as those defined in the Announcement unless the context requires otherwise.
Background to the Changes
After the publication of the Announcement, a number of NTEEP Independent Shareholders expressed their views on the Reorganization to the NTEEP Board. To upkeep a high standard of corporate governance, the NTEEP Board, the board of NTEI and the NTEEP Independent Board Committee worked closely together to analyze the views of the NTEEP Independent Shareholders. After a thorough review, the NTEEP Board, the board of NTEI and the NTEEP Independent Board Committee resolved to make changes to the terms of the Reorganization to accommodate the views of the NTEEP Independent Shareholders, while at the same time keeping the Reorganization a balanced proposal.
The table below summarizes the major changes to the terms of the original NTEEP Agreement:

	Original NTEEP Agreement	Supplemental NTEEP agreement
Zastron’s Dividend	Zastron will distribute HK$300,000,000 (approximately US$38.5 million) in cash as dividends to NTEI prior to the Reorganization	Zastron will not distribute such dividends to NTEI

Transaction	NTEEP will acquire 91% interests in Jetup	NTEEP will acquire 100% interests in Jetup

Payment method	(i) US$311,430,295	(i) US$311,430,295
	(approximately HK$2,429.2 million) in NTEEP CB	(approximately HK$2,429.2 million) in NTEEP Loan

	(ii) HK$300,000,000	(ii) HK$325,373,700
	(approximately US$38.5 million) in cash	(approximately US$41.7 million) in cash
The supplemental NTEEP agreement has the following benefits over the original NTEEP Agreement:
•	as there will be no issue of new NTEEP Shares or any rights to subscribe for NTEEP Shares, there will be no change in shareholding of NTEEP, and hence no dilution of shareholding interests of the existing NTEEP Independent Shareholders, which would have been significant upon conversion of the NTEEP CB under the original NTEEP Agreement;

•	improvement in earnings before interest, taxation, depreciation and amortization of the Enlarged NTEEP by 53.2% to US$61.1 million (HK$476.5 million) as compared with the NTEEP Group immediately prior to the Reorganization for the 6-month period ended 30th June, 2007 on a proforma basis;

•	additional cash of HK$300,000,000 (approximately US$38.5 million) in NTEEP, which would have been distributed to NTEI prior to the Reorganization pursuant to the original NTEEP Agreement; and

•	full control of Jetup, which will make the Reorganization more complete.
In addition, after the completion of the Reorganization, NTEEP would become the third largest electronic manufacturing services company listed on the Stock Exchange, based on latest audited accounts.
Supplemental NTEEP agreement
On 28th November, 2007, NTEEP and NTEI entered into the supplemental NTEEP agreement to amend and supplement certain terms and conditions of the original NTEEP Agreement. The revisions are as follows:
(i)	Date of the original NTEEP Agreement has been amended from “24th September, 2007” to “24th September, 2007 and 28th November, 2007”;

(ii)	Jetup Interest has been amended from “91% of the registered capital of Jetup” to “100% of the registered capital of Jetup”;

(iii)	Consideration has been amended from “HK$2,729,156,300 (approximately US$349.9 million)” to “HK$2,754,530,000 (approximately US$353.1 million)”. The consideration for the acquisition of the additional 9% Jetup Interest is arrived at on the same basis as the original NTEEP Agreement;

(iv)	Payment method has been amended from (i) “HK$300,000,000 (approximately US$38.5 million) prior to 30th June, 2008” to “HK$325,373,700 (approximately US$41.7 million) in cash on or before the fifth business day after the conditions of the NTEEP Agreement are satisfied”; and (ii) the balance of US$311,430,295 (approximately HK$2,429.2 million) from “by NTEEP CB” to “by the 12-year loan of US$311,430,295 (approximately HK$2,429.2 million) issued by NTEEP to NTEI with interest rate of 3.9% per annum and annual equal principal instalment repayment (“NTEEP Loan”)”;

(v)	the conditions (v), (vi) and (vii) of the original NTEEP Agreement as stated on page 13 of the Announcement are not applicable;

(vi)	all terms and conditions in relation to NTEEP CB are not applicable because of the amendment (iv) in this Section. The terms and conditions of the NTEEP Loan are as follows:

Borrower	:	NTEEP

Lender	:	NTEI

Instrument	:	Unsecured loan

Principal amount	:	US$311,430,295 (approximately HK$2,429.2 million)

Interest rate	:	3.9% per annum payable annually in arrears

Maturity	:	12 years from the date of issue

Principal repayment	:	Annual equal instalment (first repayment on 31st December, 2008)
The terms of the NTEEP Loan have been arrived at on an arm’s length basis, with reference to the market interest rates of similar tenor.

(vii)	Zastron will not distribute HK$300,000,000 (approximately US$38.5 million) in cash as dividends to NTEI prior to the Reorganization.
Considering the benefits of the supplemental NTEEP agreement mentioned on pages 2 to 3 of this announcement, the NTEEP Board (excluding the NTEEP Independent Board Committee, who reserves its judgement until taking advice from the NTEEP Independent Financial Adviser) is of the view that the terms of the supplemental NTEEP agreement are fair and reasonable and in the interests of the NTEEP Shareholders and NTEEP as a whole.

Ultimate Group Structure
Upon completion of the Reorganization under the supplemental NTEEP agreement, the group structure would be as follows:
As at the date of this announcement, the executive directors are Mr. Kazuhiro Asano and Ms. Wong Kuen Ling, Karene, the non-executive directors are Mr. Koo Ming Kown and Mr. John Quinto Farina and the independent non-executive directors are Mr. Chan Tit Hee, Charles, Mr. Thaddeus Thomas Beczak and Mr. Roger Simon Pyrke.
By order of the board of directors of
NAM TAI ELECTRONIC & ELECTRICAL
PRODUCTS LIMITED
Kazuhiro Asano
Chairman
Hong Kong, 28th November, 2007

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date November 29, 2007	By:	/s/ John Q. Farina
		Name:	John Q. Farina
		Title:	Chief Financial Officer